UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Nedl.com Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 26, 2017

Physical Address of Issuer:

305 Strand St., Suite E300, Santa Monica, CA 90405

Website of Issuer:

https://home.nedl.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

 ☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
 ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$535,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$321,307	$311,053
Cash & Cash Equivalents	$6,473	$486
Accounts Receivable	$0	$0
Short-term Debt	$33,700	$20,326
Long-term Debt	$202,460	$99,419
Revenues/Sales	$187	$540
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($140,870)	($749,128)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 14, 2021

NEDL.COM INC.



Up to $535,000 of Crowd SAFE (Simple Agreement for Future Equity)

Nedl.com Inc. ("**nēdl**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$10,000	$600	$9,400
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$535,000	$32,100	$502,900

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://home.nedl.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/nedl

The date of this Form C is October 14, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Nedl.com Inc. is a provider of live audio streaming services, incorporated in Delaware as a corporation on January 26, 2017.

The Company is located at 305 Strand St., Suite E300, Santa Monica, CA 90405.

The Company's website is https://home.nedl.com.

The Company conducts business in California and sells its services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/nedl and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$10,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 34.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

New platform features or changes to existing platform features could fail to attract new users, retain existing users or generate revenue.

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior or development of competing platforms may cause Users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that companies will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

- Emergence of competing platforms and applications;
- Inability to convince potential companies to join our platform;
- Technical issues on certain platforms or in the cross-compatibility of multiple platforms;
- Securities breaches with respect to our data;
- A rise in safety or privacy concerns; and
- An increase in the level of spam or undesired content on the network.

Failure to generate user growth or engagement could greatly harm our business model.

Our business model involves attracting building and maintaining an active audience. There is no guarantee that growth strategies used in the past will continue to bring new users to our platform. Changes in relationships with our partners, contractors and businesses we retain to grow our network may result in significant increases in the cost to acquire new users and audience members. Decreases in the size of our audience and/or decreased engagement on our network may impair our ability to generate revenue.

We may be unable to manage growth.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously:

- Evaluate definitive business strategies, goals and objectives;
- Maintain a system of management controls; and

- Attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

We may not be able to compete successfully with other established companies offering the same or similar services and, as a result, we may not achieve our projected revenue and user targets.

We compete with both start-up and established technology companies. Our competitors may have substantially greater financial, marketing and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or cannabis markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Our monetization strategy is dependent on many factors outside our control.

There is no guarantee that our efforts to monetize our mobile platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition that we are able to provide. These factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 24,809,999 shares of capital stock, par value $0.0001 per share, of which 7,734,841 shares of common stock are issued and outstanding, and 4,809,999 shares of preferred stock, par value $0.0001 per share, all of which are designated Series Seed Preferred Stock, of which 4,809,996 shares of issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we receive services or components, do not provide such services or components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We distribute our products on Apple's iOS and Google's Android platforms, and if we are unable to maintain a good relationship with each of Apple and Google or if the Apple App Store or the Google Play Store were unavailable for any prolonged period of time, our business will suffer.

We distribute our products on Apple's iOS and Google's Android platforms. We believe that we have maintained a good relationship with both Apple and Google, but any deterioration in our relationship with either Apple or Google would materially harm our business and likely cause our stock price to decline. We are subject to each of Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of applications on their respective storefronts. Each of Apple and Google has broad discretion to change its standard terms and conditions. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple or Google. Any change to these standard terms and conditions, or in Apple's or Google's interpretation of these standard terms and conditions, could materially harm our business, and we may not receive any advance warning of such change. In addition, each of Apple and Google have the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. In the event that either Apple or Google ever determines that we are in violation of its standard terms and conditions, including by a new interpretation, and prohibits us from distributing our applications on its storefront, it would materially harm our business and likely cause our stock price to significantly decline. We also rely on the continued function of the Apple App Store and the Google Play Store, as we distribute our products exclusively through these two digital storefronts. There have been occasions in the past when these digital storefronts were unavailable for short periods of time. In the event that either the Apple App Store or the Google Play Store is unavailable for a prolonged period of time, it would have a material adverse effect on our revenues and operating results

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure agreements, and we may in the future rely on noncompetition agreements, with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

nēdl offers a mobile application allowing any live audio creator to transcribe, amplify, and monetize their words in real-time.

Business Plan

The Company will pursue podcasters, broadcasters and celebrities to popularize the service, allow content creators to earn revenue share of the sale of tokens "Hay" and advertising based on the words they say. The Company anticipates the ease of use, simplicity of sharing, and unique value proposition of an "all-in-one" recording, transcription, and distribution/content discovery center for podcasters will increase and sustain the retention of new users.

The Company's Products and/or Services

Product / Service	Description	Current Market
nēdl mobile application/ web service	The Company gives everybody their own live call-in radio show that transcribes, amplifies and monetizes their words as they speak. Using a real-time Speech-to-Text, nēdl submits each word into its database for real-time discovery through search of each word that is said. Additionally, the Company allows users to share broadcasts with a custom weblink that allows recipients to click and listen without downloading the nēdl app. Those Listeners can also tap a button on this web page to subscribe for SMS Alerts whenever the Voice goes On-air. Finally, Listeners are able to comment, call-in and tip Voices 'Hay.' Hay is a token available for in-app purchase which the recipient can cash out on a one-to-one basis with the U.S. Dollar. 1 Hay = $1.	The Company operates in the User Generated Social Media Content Market allowing content creators from all backgrounds to use its free service.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors, such as Clubhouse, Twitter Spaces, Facebook and Spotify.

Customer Base

General market product appealing to content creators of all backgrounds and type as well as live audio listeners.

Supply Chain

We license third party software for the delivery of our streaming, real-time transcription and internet hosting.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

6154583	FIND VOICES. BE HEARD.	WORD MARK	7/10/2019	9/15/2020	United States
16/361,319	Real-time audio stream search and presentation system	UTILITY PATENT	3/22/2019	11/3/2020	United States
10-281882	Real-time audio stream search and presentation system	UTILITY PATENT	10/22/2020	7/29/2021	Korea

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$32,100
Hiring	60%	$15,000	60%	$321,000
Marketing	24%	$6,000	24%	$128,400
General corporate	10%	$2,500	10%	$53,500
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Hiring (60%): We intend to expand our personnel by using approximately 60% of the proceeds from the Offering for hiring.

Marketing (24%): About twenty-four percent (24%) of the proceedings from the Offering will be used for marketing the Company's business and products.

General administration / operations (10%): We expect to use approximately ten percent (10%) of the proceeds from the Offering for general business administration and operations.

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ayinde Alakoye	Founder, Chief Executive Officer and Director	Chief Executive Officer for the Company for the last three (3) years with business, financial and operational responsibilities.	Juniata College, BA (1994)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 24,809,999 shares of common stock, par value $0.0001 per share (the "**Common Stock**") 4,809,999 shares of preferred stock, par value $0.0001 per share, all of which are designated Series Seed Preferred Stock (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,734,841 shares of Common Stock and 4,809,996 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,734,841
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Common Stock is entitled to 1 vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 1 directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	54.77%

Type	Series Seed Preferred Stock
Amount Outstanding	4,809,996
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Series Seed Preferred Stock is entitled to 1 vote in person or by proxy for each share of such stock convertible into Common Stock.
Anti-Dilution Rights	None.
Other Rights	The outstanding shares of Preferred Stock may be converted at the option of the holder and shall automatically convert into Common Stock upon the earliest of the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 or the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock.

	Additionally, (i) the Company and holders of Prefered Stock have the right a first refusal for the propered transfer of shares by certain key holders of the Company's securities, (ii) holders of Preferred Stock have a right of co-sale for such transfer, (iii) each stockholder is subject to a certain drag-along right, (iv) if the Company issues securities in its next equity financing that has rights, preferences or privileges that are more favorable than the terms of the shares of the Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the holders of Preferred Stock with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such holder's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in such financing; and (v) each holder of Preferred Stock has a right of first refusal to purchase such holder's pro rata share of any subsequent financing for the sale of certain securities, including the Securities.
Certificate of Incorporation Consent Rights	At any time when at least 25% of the initially issued Preferred Stock (subject to certain appropriate adjustment) are outstanding, the Company shall not, directly or indirectly, do any of the following without the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock, separately as a class: (i) amend the the Certificate of Incorporation of Bylaws in a way that adversely affects the Preferred Stock; (ii) alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock; (iii) increase or decrease the authorized number of shares of any class or series of capital stock; (iv) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock, other than in connection with a bona fide investment round in which the Company sells shares of capital stock resulting in proceeds to the Corporation of at least $8,000,000; (v) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); (vi) declare or pay any dividend or otherwise make a distribution to holders of capital stock; (vii) increase or decrease the number of directors of the Company prior to consummation of a bona fide investment round in which the Company sells shares of capital stock resulting in proceeds to the Corporation of at least $8,000,000; (viii) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any certain liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the required approval of the holders of Preferred Stock; or (ix) take any of the actions set out above at the subsidiary level.
Contractual Consent Rights	So long as at least 25% of initially purchased shares of the Company's capital stock (as may be adjusted for stock splits, combinations, dividends, recapitalizations and the like), the Company hereby covenants and agrees with each of the stockholders that, prior to the consummation of a bona fide investment round in which the Company sells shares of its capital stock to investors resulting in proceeds to the Company of at least $8,000,000 (a

	"**Qualified Financing**") it shall not, without the prior written consent or approval of the holders of Preferred Stock holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by all Purchasers ("**Investor Majority**, such prior written consent or approval, "**Investor Majority Consent**"): (i) approve (or make any material change to) the Company's annual budget or business plan; (ii) incur unbudgeted expenditures in excess of $75,000 in the aggregate; (iii) increase the number of shares reserved for issuance under the Company's Stock Plan, amend the terms of the Stock Plan, create any new stock option plan or issue any option or incentive stock-based award outside such plan of the Company, or grant equity incentive awards or issue equity to (1) any certain key holders or his affiliates in any amount, or (2) any other person in an amount (aggregated with other awards to that person and his or her affiliates) in excess of one percent (1%) of the outstanding shares of stock of the Company; (iv) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (v) make, or permit any subsidiary to make, any loan or advance to any person, including, without limitation, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors with Investor Majority Consent; (vi) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (vii) make any investment with a value of greater than $75,000 inconsistent with the approved budget or business plan or otherwise purchase or sell assets; (viii) incur any aggregate indebtedness in excess of $75,000 that is not already included in a budget approved with Investor Majority Consent, other than trade credit incurred in the ordinary course of business; (ix) otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a ceratin liquidation event, as such term is defined in the Certificate of Incorporation; (x) hire or change the compensation of executive officers or senior employees whose remuneration is greater than $120,000 per year (but exclusive of any sales commissions or incentive compensation for sales people); (xi) materially change the principal business of the Company, enter new lines of business, or exit the current line of business; (xii) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of money or assets greater than $75,000.
Board Observer Right	A certain holder, or its affiliates, of Preferred Stock has the right to be invited to attend all meetings of the Company's Board of Directors in a nonvoting capacity and, in such respect, shall be entitled to receive copies of all notices, minutes, agendas, consents and other materials that it provides to its directors simultaneously with the delivery of such materials to any such directors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.06%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrant
Face Value	Such number of shares of Common Stock that is equal to 2.5% of the Company's issued and outstanding shares of capital stock of the Company, determined on a fully-diluted basis, exercisable on the last date of a certain qualified financing.
Voting Rights	Upon exercise of the warrant, the holder shall have the voting rights of the such class or series of stock into which such warrant is exercisable.
Anti-Dilution Rights	None
Material Terms	The Warrant is exercisable at any time and from time to time before 5:00 p.m. Pacific time on August 1, 2022.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional warrants at a later date. The availability of any Common Stock convertible from such warrant and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.5%

Type	Options, Stock Appreciation Rights, Restricted Stock Award, Restricted Stock Unit Awards and Other Stock Awards under the Company's 2018 Stock Incentive Plan
Reserved for Issuance / Outstanding	891,088 / 150,000
Par Value Per Share	$0.0001
Voting Rights	Each option is exercisable into shares of Common Stock upon the satisfaction of certain terms and conditions. Upon exercise of their options, the holders shall have one vote for each share of Common Stock held by such stockholders.
Anti-Dilution Rights	None
Other Rights	The securities will be issued in accordance with the Company's employee

	incentive plan, which may include vesting provisions and other terms and conditions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later Date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Under the Company's 2018 Equity Incentive Plan, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of incentive stock options will be 891,088.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	6.31%

Type	**Simple Agreement for Future Equity**
Face Value	$25,000
Voting Rights	Upon conversion of the SAFE, the holder shall have the voting rights of the such class or series of stock into which such SAFE converts.
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap equal to $5,000,000 and a discount rate of 20% for a qualified equity financing of preferred stock with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). **Conversion**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. **Liquidity Event**: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled to receive a portion of certain proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) one and a half times (1.5X) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by sch liquidity price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in such liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor's failure to satisfy any requirement or limitation

	generally applicable to the Company's securityholders, or under any applicable laws. **Dissolution Event**: If there is a certain dissolution event before the termination of the Safe, the investor will automatically be entitled to receive a portion of proceeds equal to a certain cash-out amount, due and payable to the investor immediately prior to the consummation of such dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional SAFEs at a later date. The availability of any Common Stock convertible from such SAFE and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.44%

Type	Convertible Promissory Note
Face Value	$5,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation cap equal to $20,000,000 and a discount rate of 15% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on June 15, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.02%

Type	Convertible Promissory Note
Face Value	$25,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $5,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on June 14, 2023.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.44%

Type	Convertible Promissory Note
Face Value	$25,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $10,000,000 and a discount rate of 15% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on March 8, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion	0.22%

prior to the Offering if convertible securities).	

Type	**Convertible Promissory Note**
Face Value	$10,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $20,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on May 19, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.04%

Type	**Seventy (70) Convertible Promissory Notes**
Face Value	$54,260
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $5,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six percent (6%) per annum. The convertible notes have different maturity dates, starting from May 12, 2023 up through and including September 2, 2023. **Change of Control**: If the Company consummates a certain change of control (as defined in the note) while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal.

	Conversion: If the conversion price of the note as determined pursuant thereto (the "Conversion Price ") is less than the price per share at which certain equity securities are issued in a qualified financing, the Company may, solely at its option, elect to convert the note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as such certain equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of certain investors in the qualified financing relative to the purchase price paid by certain investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.96%

Type	Ten (10) Convertible Promissory Notes
Face Value	$5,750
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $8,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six percent (6%) per annum. The convertible notes have different maturity dates, starting from September 5, 2023 up through and including October 1, 2023. **Change of Control**: If the Company consummates a certain change of control (as defined in the note) while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal. **Conversion**: If the conversion price of the note as determined pursuant thereto (the "Conversion Price ") is less than the price per share at which certain equity

	securities are issued in a qualified financing, the Company may, solely at its option, elect to convert the note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as such certain equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of certain investors in the qualified financing relative to the purchase price paid by certain investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.06%

Type	**Convertible Promissory Note**
Face Value	$15,100
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $8,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six percent (6%) per annum. The convertible notes have different maturity dates, starting from September 5, 2023 up through and including October 1, 2023. **Change of Control**: If the Company consummates a certain change of control (as defined in the note) while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. **Conversion**: If the conversion price of the note as determined pursuant thereto (the "Conversion Price ") is less than the price per share at which certain equity securities are issued in a qualified financing, the Company may, solely at its option, elect to convert the note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and

	restrictions as such certain equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of certain investors in the qualified financing relative to the purchase price paid by certain investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.17%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Revoling Credit Facility
Amount Outstanding	$9,919.09
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	n/a

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ayinde Alakoye	6,713,500	53.52%
Sweet Capital Fund III AB	3,072,433	24.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Nedl.com Inc. (the "**Company**") was incorporated on January 26, 2017 under the laws of the State of Delaware, and is headquartered in Santa Monica, CA.

Cash and Cash Equivalents

As of September 16, 2021 the Company had an aggregate of $88,488.03 in cash and cash equivalents, leaving the Company with approximately six (6) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock recapitalization	$0.00	(750,000)	n/a	09/18/2018	Section 4(a)(2)
Options	$0.00	150,000	n/a	Various	Rule 701
Series Seed Preferred Stock	$1,272,907.20*	4,809,996	General corporate purposes	10/10/2018	Section 4(a)(2)
KISS**	$25,000	1 KISS	General corporate purposes	8/8/2019	Section 4(a)(2)
SAFE	$25,000	1 SAFE	General corporate purposes	1/16/2020	Section 4(a)(2)
Convertible Promissory Note	$25,000	1 convertible note	General corporate purposes	1/17/2020	Section 4(a)(2)
Convertible Promissory Note	$54,260	70 convertible notes	General corporate purposes	9/23/2020	Regulation CF
Convertible Promissory Note	$5,750	10 convertible notes	General corporate purposes	10/16/2020	Regulation CF
Convertible Promissory Note	$15,150	1 convertible notes	General corporate purposes	10/16/2020	Section 4(a)(2)
Convertible Promissory Note	$25,000	1 convertible note	General corporate purposes	3/8/2021	Section 4(a)(2)
Convertible Promissory Note	$10,000	1 convertible note	General corporate purposes	5/9/2021	Section 4(a)(2)
Convertible Promissory Note	$5,000	1 convertible note	General corporate purposes	6/15/2021	Section 4(a)(2)

*$272,907.06 of which constituted cancellation of indebtedness and $1,000,000.14 of which constituted new cash proceeds to the Company at closing thereof.
**KISS was rescinded on August 8, 2019.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $10,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $22,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $22,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**", as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting, shareholder or equity holder agreements agreements in place except that the Company Series Seed Preferred Stock Investment Agreement dated as of October 10, 2018, provides certain stockholders with information rights, most-favored nations protection, a right of first refusal with respect to certain transfers by key holders, a right of co-sale, a drag-along right, a participation right in future issuances of securities, and voting approval over certain transactions.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ayinde Alakoye
_____
(Signature)

Ayinde Alakoye
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ayinde Alakoye
_____
(Signature)

Ayinde Alakoye
_____
(Name)

Director
_____
(Title)

October 14, 2021
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NEDL.COM INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
nedl.com Inc.
Santa Monica, California

We have reviewed the accompanying financial statements of nedl.com Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

September 29, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

NEDL.COM INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 6,473	$ 486
Prepaid expenses and other current assets	5,000	-
TOTAL CURRENT ASSETS	11,473	486
OTHER ASSETS		
Intangible assets - patents	9,604	10,337
Software development costs	299,230	299,230
Deposits	1,000	1,000
TOTAL OTHER ASSETS	309,834	310,567
TOTAL ASSETS	$ 321,307	$ 311,053

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ -	$ 20,326
SBA PPP loan	33,700	-
TOTAL CURRENT LIABILITIES	33,700	20,326
LONG-TERM LIABILITIES		
Warrant liability	99,419	99,419
Convertible notes	103,041	-
TOTAL LONG-TERM LIABILITIES	202,460	99,419
TOTAL LIABILITIES	236,160	119,745
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6	481	481
Common stock, see note 6	773	773
Additional paid-in capital	1,291,071	1,281,362
KISS notes	200,000	175,000
Issuance costs	(65,903)	(65,903)
Accumulated deficit	(1,341,275)	(1,200,405)
TOTAL SHAREHOLDERS' EQUITY	85,147	191,308
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 321,307	$ 311,053

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 187	$ 540
COST OF GOODS SOLD	-	-
GROSS PROFIT	187	540
OPERATING EXPENSES		
Amortization expense	733	733
Consultant expense	83,237	239,861
General and administrative	8,557	242,321
Professional fees	14,500	-
Sales and marketing	2,428	89,501
Software expense	28,671	177,252
TOTAL OPERATING EXPENSES	138,126	749,668
NET OPERATING INCOME	(137,939)	(749,128)
OTHER INCOME/(EXPENSES)		
Interest expense	(2,931)	-
TOTAL OTHER INCOME/(EXPENSES)	(2,931)	-
NET LOSS	$ (140,870)	$ (749,128)

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	KISS Notes	Issuance Costs	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount					
BEGINNING BALANCE, JANUARY 1, 2019	4,809,999	$ 481	7,734,841	$ 773	1,271,653	-	$ (13,631)	$ (451,277)	$ 807,999
Issuance of KISS notes	-	-	-	-	-	175,000	(52,272)	-	122,728
Stock based compensation	-	-	-	-	9,709	-	-	-	9,709
Net loss	-	-	-	-	-	-	-	(749,128)	(749,128)
ENDING BALANCE, DECEMBER 31, 2019	4,809,999	$ 481	7,734,841	$ 773	$ 1,281,362	$ 175,000	$ (65,903)	$ (1,200,405)	$ 191,308
Issuance of KISS notes	-	-	-	-	-	25,000	-	-	25,000
Stock based compensation	-	-	-	-	9,709	-	-	-	9,709
Net loss	-	-	-	-	-	-	-	(140,870)	(140,870)
ENDING BALANCE, DECEMBER 31, 2020	4,809,999	$ 481	7,734,841	$ 773	$ 1,291,071	$ 200,000	$ (65,903)	$ (1,341,275)	$ 85,147

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (140,870)	$ (749,128)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	733	733
Stock based compensation expense	9,709	9,709
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(5,000)	-
Increase (decrease) in liabilities:		
Accounts payable	(20,326)	2,932
Accrued expenses	2,941	-
CASH USED FOR OPERATING ACTIVITIES	(152,813)	(735,754)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(144,650)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(144,650)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	100,100	-
Issuance of SBA PPP loan	33,700	-
Issuance of KISS notes	25,000	122,728
CASH PROVIDED BY FINANCING ACTIVITIES	158,800	122,728
NET INCREASE (DECREASE) IN CASH	5,987	(757,676)
CASH AT BEGINNING OF YEAR	486	758,162
CASH AT END OF YEAR	$ 6,473	$ 486
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
nedl.com Inc. (the "Company") was incorporated in the State of Delaware on January 26, 2017. The Company specializes in converting audio into text that allows for listeners to search keywords to find desired content.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, KISS notes, preferred stock, and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Intangible Assets - Patents
The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 10-year estimated useful life on a straight-line basis. Amortization expense amounted to $733 and $733 for the years ended December 31, 2020 and 2019, respectively.

Software Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the nēdl platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company will begin amortizing the software development costs in 2021.

1. **Summary of Significant Accounting Policies (continued)**

Software Development Costs (continued)
The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, and 2019.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a mobile application. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $187 and $540 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

1. **Summary of Significant Accounting Policies (continued)**

   Stock Compensation Expense (continued)
   Share-based compensation expense for the years ended December 31, 2020 and 2019 was $9,709 and $9,709, respectively.

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

   New Accounting Pronouncements
   From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

   In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

   In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

   In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

See independent accountant's review report.

3.   **Warrant Liability**

During 2017, the Company issued 384,054 warrants to an investor in the Company. The warrants entitle the holder to purchase one share of common stock at an exercise price equal one hundred divided by the maximum number of shares of common stock issuable upon the exercise of the warrant per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on August 1, 2022 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation		
Stock Price	$	0.3254
Exercise Price	$	0.00026
Time to Maturity (years)		5
Annual Risk-Free Interest Rate		0.14%
Annualized Volitility		125%
Fair value of warrants	$	0.2589

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value
Fair value at initial measurement date:	384,054	$	0.26	$	99,419
Fair value at December 31, 2019:	384,054				99,419
Fair value at December 31, 2020:	384,054			$	99,419

As of December 31, 2020, and 2019, the Company recorded no gains or losses in the change of fair value of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2020, and 2019, none of the warrants have been exercised.

4.   **Convertible Notes**

The Company has issued several promissory notes. In 2020, two promissory notes were issued for a total of $100,100 with 6% – 6.5% APRs and maturity dates in 2023. The notes carry $5,000,000 valuation caps and 80% discount rates.

See independent accountant's review report.

5.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $33,700 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6.   **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 4,809,999 shares at $0.0001 par value per share. As of December 31, 2020, and 2019, 4,809,999 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 20,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 7,734,841 shares have been issued and are outstanding.

Keep It Simple Securities (KISS)
The Company issued Keep It Simple Securities (KISSs) totaling $200,000 and $175,000, as of December 31, 2020 and 2019, respectively.

6. <u>**Equity (continued)**</u>

Keep It Simple Securities (KISS) (continued)
The KISSs will convert into equity of the Company when a trigger event occurs. The notes carry no interest rate, a $5,000,000 valuation cap and a 80% discount rate.

Issuance Costs
In conjunction with the issuance of the KISS notes, the Company incurred debt issuance costs of $52,272 during the year ending December 31, 2019. Prior to December 31, 2019, the Company has recorded $13,631 in debt issuance costs.

Equity Incentive
The Company's 2018 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 891,088 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 150,000 shares have been issued under the Plan, and not have been exercised.

7. <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on January 26, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. <u>**Subsequent Events**</u>

PPP Loan Forgiveness
During 2021, the Company received notice that the entire amount of the PPP loan, discussed in Note 5, was fully forgiven.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

9.   **Subsequent Events (continued)**

Managements Evaluation

The Company has evaluated subsequent events through September 29, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	nēdl

Logo	

Headline	We give everybody their own live call-in radio show with transcription + tips

Hero Image	



Tags	AI, Media & entertainment, Audio, Creative tools, $1M+ raised, Coming soon, Creator Economy, Venture-backed, Startups

Pitch text	

Summary

- Backed by Google ($100K), Sweet Capital/King Games ($1M), Backstage Capital
- 1 of 12 startups selected for Google's inaugural Voice AI Accelerator
- Patented AI-powered keyword search engine for live audio streams
- Serial entrepreneur in live broadcast; creator of iHeartRadio's mobile app
- Democratizes audio discovery & levels playing field for content discovery
- Creation and monetization platform for content creators
- $1.7M raised to date (Sep 2021)

Problem

Commercial radio stole our airwaves



In 1996, Broadcast Radio was deregulated and big corporations began monopolizing the public's airwaves. For the first time nationally, Radio no longer answered directly to its listeners–it answered to the stock market. This drove out variety, live radio shows, local programming, innovation, and replaced it with syndication and a national homogenization of the airwaves in an effort to drive down employee headcounts and increase profits.

The emergence of streaming music and growth of podcasting can be attributed to this, as artists and thought leaders were being locked out of the DJ booth and kept away from the microphone. But, these innovations still fell short of having access to the airwaves.

Solution

Find Voices. Be Heard. Make Hay.



Find Voices. Be Heard. Make Hay.
Drop-in and broadcast live with friends or solo
Find live conversations by the words they're saying
Make "Hay" with tips, comments, & cover charges.
1 Hay = $1 Dollar (USD)
The nēdl app lets any live audio creator start a live call-in radio show in seconds that transcribes, amplifies, and monetizes their words – as they speak.
nēdl

Inspired by President Obama's Farewell Address and the bubble-centric nature of social media algorithms, we created nēdl in 2017 to democratize access to information and the microphone itself.

nēdl is a live audio discovery and creation app. With the tap of a button, any nēdl user can start their own live call-in radio show in seconds that transcribes, amplifies, and monetizes their words as they speak. Our AI-powered search engine finds live audio (user-generated content) by the very words being spoken in real-time.

Product

Be Heard











Not 'Just An App'
APP
ANDROID APP ON Google play
Download on the App Store
KIMMIE Wants to Keep In Touch
Enter your phone number and get notified when kimmie goes live!
ENTER
amazon alexa
androidauto
1. Go On-air from the app
2. Without ever downloading the app, followers click on share link to listen live via the web and/or subscribe to get text message alerts.
3. Be heard instantly on over 150M Alexa devices and millions of Voice Activated Android Auto Devices
nēdl

nēdl users can share their custom web link such that anybody with the web can access their live stream – without ever downloading the app. Followers can even subscribe to get live text alerts whenever the user opens their mic – without ever downloading the app (we repeated that to make sure you got it!). :)

Since 2017, nēdl has been expanding accessibility to audio by transcribing live audio in real-time. Now, everybody is invited to the audio revolution.

Traction

Part of inaugural cohort of Google's Voice AI Accelerator



Earned Media
Forbes
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Entrepreneur
50 Most Daring Entrepreneurs of 2018
Elon Musk
nēdl
VentureBeat
Google for Startups
2021
Inaugural Class Google Voice AI
built in
2020
Top 50 "Start-ups To Watch" In L.A.
THE WEBBY AWARDS
2019
Honoree
PILOT
NAVIGATING BROADCASTING'S FUTURE
2017
National Association of Broadcasters (NAB) Challenge Winner

Although our new beta app was released in December 2020 for iOS and April 2021 for Android, we've already received significant press attention from major media outlets such as Forbes and Entrepreneur Magazine.

nēdl is also one of only 12 startups to participate in Google's inaugural Voice AI Accelerator. We were named as one of Built in LA's 2020 "Top 50 Startups to Watch" and a winner of Pepperdine University's 2018 Most Fundable Companies contest (out of 2,500 startups). Kevin Mayer, the former TikTok CEO and Disney exec, also recently joined our Advisory Board; Google's Director of Research (the author of the definitive book on AI, *Artificial Intelligence A Modern Approach*) Peter Norvig is also advising us.

Additionally, nēdl received a U.S. patent for the real-time keyword search of live audio streams in November 2020. In May 2021, our patent was allowed in Korea, making us (to our knowledge) the only company in the world who can find live content on TV, Radio, live audio streams and on social media by the words being said in real-time.

Customers

Voices and Listeners

Radio has many use cases and users. We're focused on creating the best in class tools for broadcasters, podcasters, influencers, and new creators. By creating ways for Voices to be heard, even without our app, nēdl will become the preferred place to create the best live audio on the planet.

5-Time Grammy Nominee

1 Billion+ YouTube Views

Business Model

Focused on supporting Voices

Creators and monetization are not an afterthought for nēdl. We've had monetization for broadcasters at our core from the beginning. Creators on nēdl can make Hay (1 Hay = $1) in three ways: tips, ticketed events, and comments.

Core to this principle of Voice-First, is that a Voice never has to 'ask for money.' So, let's go make some Hay!

Market

$44.1B global radio market

What the audio revolution represents is a referendum on how Radio has been run in the U.S. over the last 25 years. Radio no longer plays a prominent role in our culture. As a result, it has left a huge void; but even as Radio in the U.S. sagged to $17B in 2017, it

remains a $44.1B global behemoth.

nēdl makes it possible for On-air talent, Podcasters who once wished to have their own live radio show, and broadcasting beginners to have a 50,000 Watt programmable live broadcast radio station in their pockets. We expect to garner 5% of the Global Radio Market revenue in the next 10 years.

Competition

nēdl: audio for everybody

We started nēdl in 2017 (we know, right?) and today there are several new entrants in our market: Slack, LinkedIn, Facebook, Twitter Spaces, Discord, and Clubhouse. However, nēdl is not in direct competition with Clubhouse. Their success has actually paved the way for nēdl's success.

	nēdl	Clubhouse	Spotify	Twitter
MODERATION: Real-time On-the-Fly A.I.	✓ Yes	No	No	No
SEARCH: Real-time Keyword of Spoken Words	✓ Yes	No	No	No
CREATOR MONETIZATION	✓ Tipping ✓ Comments ✓ Ticketed Events ✓ Spoken Word RTB Ad System (TM)	Tipping	Tipping	Ticketed Events
BROADCAST OPTIONS/ STYLE	✓ One-to-Many Call-in Shows ✓ Group Broadcasts	Group Broadcasts	Group Broadcasts	Group Broadcasts
DISCOVERY	✓ Discover Audio via Keywords Spoken Live or in the Past	Network Only	Metadata	Network Only
RECORDINGS	✓ Yes (Available Via Subscription)	No	Yes	No
TRANSCRIPTIONS	✓ Yes (for: accessibility, purchase, context when joining late, and patented for moderation, advertising, real-time and asynchronous discovery)	No	No	Accessibility Only
DISTRIBUTION/ ALERTS	✓ Anyone on Web, Mobile, Alexa	App Only	App Only	Web, Mobile

The last 12 months have taught the world the following about Live Audio, and what is required to make it work (for everyone) at scale:
- Real-time Moderation (Hate Speech and harassment)
- Discovery for live speech
- Control of the microphone
- Accessibility
- Monetization from the start
- Web Access to live streams without an app
- Ownership that is as diverse as the users

We know the market and to our knowledge, don't know any one company that checks all of these boxes like nēdl.

Vision

Democratize access to the microphone

nēdl is democratizing access to information and the microphone itself. Our patent and technology evens the playing field for anybody to be discovered. Short term, we'll reach a tipping point of broadcasters and become the premiere platform for audio creation and discovery. Long-term, we'll grab 5% of the global radio market by providing a superior platform for broadcasters to find an audience and be heard.

Investors

$1.6M raised to date

nēdl has raised $1M from Sweet Capital (Candy Crush Saga Fund), as well as additional funding from Backstage Capital, Quake Capital, Hatcher, Ken Hertz, Liz Heller, Rudy Gadre, and Unicorn Ventures.

Founders

Creator of iHeartRadio's original app

No stranger to the industry, nēdl is Ayinde's third live broadcast radio streaming venture. Most notably, his previous startup Thumb Radio became iHeartRadio's original mobile app.

Prior to that, Ayinde served as a Speechwriter, Staffer, and Advisor to Barack Obama during his 2008 presidential campaign.

Founder, Investors, Advisors



Ayinde Alakoye
Chief Executive Officer
Created original iheartradio
App, Former Speechwriter to
President Obama

 
 

Raised To Date ($1,700,000)
from these notable investors

Advisory


Kevin Mayer
Former
Disney/ TikTok
CEO


Peter Norvig
Director of
Research, Google


Tracie Rotter
SVP, Experian/
Former Partner
Google Ventures

Team

	Ayinde O. Alakoye	Founder	Ayinde is the CEO of nēdl, an inventor, former Executive Board Member of the Developers Alliance, and creator of iheartradio's original app. Ayinde also served as a Speechwriter for Presidential Candidate Barack Obama in 2008.

Perks

$250	nēdl T-shirt 5 Hay Credits
$1,000	nēdl T-shirt 50 Hay Credits
$5,000	nēdl T-shirt Early Access to Ticketed Events Feature 250 Hay Credits
$10,000	Two nēdl T-Shirts Early Access to New Features Verified Account 500 Hay Credits
$25,000	Above tier + Branded Shure Microphone
$50,000	Above tier + Your Name/ Company Name Pinned to Top of Search Results as "Search Results Brought to you by…,"

FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NEDL.COM INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Nedl.com Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $22,500,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a nonvoting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the

Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital

Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   **THE INVESTOR REPRESENTS THAT THE INVESTOR UNDERSTANDS THE SUBSTANTIAL LIKELIHOOD THAT THE INVESTOR WILL SUFFER A <u>TOTAL LOSS</u> OF ALL CAPITAL INVESTED, AND THAT INVESTOR IS PREPARED TO BEAR THE RISK OF SUCH TOTAL LOSS.**

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or

(B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NEDL.COM INC.

By:
Name: Ayinde Alakoye
Title: Chief Executive Officer
Address: 305 Strand St., Suite E300, Santa Monica, CA 90405
Email: ayinde@findnedl.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between [Issuer] a Nedl.com Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

nēdl Video Transcription

WEBSITE

- [nēdl (as in, 'the haystack') - Our Story. Go to Republic.co/nedl or nedl.com to become a part of it. - YouTube](#)

TRANSCRIPT

Since 2017, nēdl has been moving the needle on the way you consume radio.

Brought to you by the man who created what is now the iheartradio app as well as wrote words for Obama's speeches (Obama's words "This election…is about the Past versus the Future") and top executives from TikTok and Google,

nēdl gives any and everyone their own live call-in radio show that transcribes, amplifies, and monetizes their words as they speak.

We hold the patent on transcribing live audio - instantly - and making it searchable in real-time.

More than anything, what you get with nēdl is a VOICE.

We set out to democratize access to information and the microphone itself by leveling the playing field so that everybody's words count the same.

nēdl was built for you, not just for people in a club.

When you go live on nēdl and share your link, anybody with the web can access your live stream. They can even subscribe to receive alerts without ever downloading the app!

Find Voices.
Be Heard.
Make Hay.

Download nēdl today!

"Testing the Waters" Material


Company Name	nēdl

Logo

nēdl

Headline

We give everybody their own live call-in radio show with transcription and tips!

Hero Image



Tags

AI, Media & entertainment, Audio, $1M+ raised, Coming soon, Creator Economy, Venture-backed, Startups, Creative tools

Pitch text

Summary

- Content creation app & AI-powered search engine for live audio broadcast
- Democratize audio and level the playing field for discovery
- 1 of 12 startups in Google's inaugural Voice AI Accelerator
- $1.6M raised to date
- Backed by Sweet Capital, Backstage Capital, amongst others
- Serial entrepreneur in live broadcast; creator of iHeartRadio's mobile app

Problem

Commercial radio stole our airwaves



In 1996, Broadcast Radio was deregulated and big corporations began monopolizing the public's airwaves. For the first time nationally, Radio no longer answered directly to its listeners–it answered to the stock market. This drove out variety, live radio shows, local programming, innovation, and replaced it with syndication and a national homogenization of the airwaves in an effort to drive down employee headcounts and increase profits.

The emergence of streaming music and growth of podcasting can be attributed to this, as artists and thought leaders were being locked out of the DJ booth and kept away from the microphone. But, these innovations still fell short of having access to the airwaves.

Solution

Find Voices. Be Heard. Make Hay.



nē
Find Voices. Be Heard. Make Hay.
nēdl
as in, 'the haystack'
Drop-in and broadcast live with friends or solo
Find live conversations by the words they're saying
Make "Hay" with tips, comments, & cover charges.
1 Hay = $1 Dollar (USD)
The nēdl app lets any live audio creator start a live call-in radio show in seconds that transcribes, amplifies, and monetizes their words – as they speak.
nēdl

Inspired by President Obama's Farewell Address and the bubble-centric nature of social media algorithms, we created nēdl in 2017 to democratize access to information and the microphone itself.

nēdl is a live audio discovery and creation app. With the tap of a button, any nēdl user can start their own live call-in radio show in seconds that transcribes, amplifies, and monetizes their words as they speak. Our AI-powered search engine finds live audio (user-generated content) by the very words being spoken in real-time.

Product

Be Heard


Not 'Just An App'
APP
ANDROID APP ON Google play
Download on the App Store
1. Go On-air from the app
2. Without ever downloading the app, followers click on share link to listen live via the web and/or subscribe to get text message alerts.
3. Be heard instantly on over 150M Alexa devices and millions of Voice Activated Android Auto Devices
amazon alexa
androidauto
nēdl

nēdl users can share their custom web link such that anybody with the web can access their live stream – without ever downloading the app. Followers can even subscribe to get live text alerts whenever the user opens their mic – without ever downloading the app (we repeated that to make sure you got it!). :)

Since 2017, nēdl has been expanding accessibility to audio by transcribing live audio in real-time. Now, everybody is invited to the audio revolution.

Traction

Part of inaugural cohort of Google's Voice AI Accelerator


Earned Media
Forbes
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Entrepreneur
Elon Musk
VentureBeat
Google for Startups
2021
Inaugural Class Google Voice AI
built in
2020
Top 50 "Start-ups To Watch" In L.A.
THE WEBBY AWARDS
2019
Honoree
PILOT
NAVIGATING BROADCASTING'S FUTURE
2017
National Association of Broadcasters (NAB) Challenge Winner
nēdl

Although our new beta app was released in December 2020 for iOS and April 2021 for Android, we've already received significant press attention from major media outlets such as Forbes and Entrepreneur Magazine.

nēdl is also one of only 12 startups to participate in Google's inaugural Voice AI Accelerator. We were named as one of Built in LA's 2020 "Top 50 Startups to Watch" and a winner of Pepperdine University's 2018 Most Fundable Companies contest (out of 2,500 startups). Kevin Mayer, the former TikTok CEO and Disney exec, also recently joined our Advisory Board; Google's Director of Research (the author of the definitive book on AI, *Artificial Intelligence A Modern Approach*) Peter Norvig is also advising us.

Additionally, nēdl received a U.S. patent for the real-time keyword search of live audio streams in November 2020. In May 2021, our patent was allowed in Korea, making us (to our knowledge) the only company in the world who can find live content on TV, Radio, live audio streams and on social media by the words being said in real-time.

Customers

Voices and Listeners

Radio has many use cases and users. We're focused on creating the best in class tools for broadcasters, podcasters, influencers, and new creators. By creating ways for Voices to be heard, even without our app, nēdl will become the preferred place to create the best live audio on the planet.

Business Model

Focused on supporting Voices

Creators and monetization are not an afterthought for nēdl. We've had monetization for broadcasters at our core from the beginning. Creators on nēdl can make Hay (1 Hay = $1) in three ways: tips, ticketed events, and comments.



Core to this principle of Voice-First, is that a Voice never has to 'ask for money.' So, let's go make some Hay!

Market

$44.1B global radio market

What the audio revolution represents is a referendum on how Radio has been run in the U.S. over the last 25 years. Radio no longer plays a prominent role in our culture. As a result, it has left a huge void; but even as Radio in the U.S. sagged to $17B in 2017, it remains a $44.1B global behemoth.

nēdl makes it possible for On-air talent, Podcasters who once wished to have their own live radio show, and broadcasting beginners to have a 50,000 Watt programmable live broadcast radio station in their pockets. We expect to garner 5% of the Global Radio Market revenue in the next 10 years.

Competition

nēdl: audio for everybody

We started nēdl in 2017 (we know, right?) and today there are several new entrants in our market: Slack, Linkedin, Facebook, Twitter Spaces, Discord, and Clubhouse. However, nēdl is not in direct competition with Clubhouse. Their success has actually paved the way for nēdl's success.

The last 12-months has taught the world the following about Live Audio and what is required to make it work (for everyone) at scale:
- Real-time Moderation (Hate Speech and harassment)
- Discovery for live speech

- Control of the microphone
- Accessibility
- Monetization from the start
- Web Access to live streams without an app
- Ownership that is as diverse as the users

We know the market and to our knowledge, don't know any one company that checks all of these boxes like nēdl.

Vision

Democratize access to the microphone

nēdl is democratizing access to information and the microphone itself. Our patent and technology evens the playing field for anybody to be discovered. Short term, we'll reach a tipping point of broadcasters and become the premiere platform for audio creation and discovery. Long-term, we'll grab 5% of the global radio market by providing a superior platform for broadcasters to find an audience and be heard.

Investors

$1.6M raised to date

nēdl has raised $1M from Sweet Capital (Candy Crush Saga Fund), as well as additional funding from Backstage Capital, Quake Capital, Hatcher, Ken Hertz, Liz Heller, Rudy Gadre, and Unicorn Ventures.

Founders

Creator of iHeartRadio's original app

No stranger to the industry, nēdl is Ayinde's third live broadcast radio streaming venture. Most notably, his previous startup Thumb Radio became iHeartRadio's original mobile app.

Prior to that, Ayinde served as a Speechwriter, Staffer, and Advisor to Barack Obama during his 2008 presidential campaign.

Founding Team


Ayinde Alakoye
*Chief Executive Officer
Created original
iheartradio App, Former
Speechwriter to Pres.
Obama*


Jake Jiang
*Chief Technology Officer
Full Stack Senior
Front/Backend Engineer*

Advisory


Kevin Mayer
*Former
Disney/ TikTok
CEO*


Peter Norvig
*Director of
Research, Google*

Notable Investors To Date ($1,600,000)

NAB — Association
KNIGHT FOUNDATION — Foundation
BACKSTAGE — Venture Fund
Matter. — Venture Accelerator
QUAKE — Venture Accelerator
Sweet Capital — Venture Fund ($1M Lead)

4

Team



Ayinde O. Alakoye | Founder | Ayinde is the CEO of nēdl, an inventor, former Executive Board Member of the Developers Alliance, and creator of iheartradio's original app. Ayinde also served as a Speechwriter for Presidential Candidate Barack Obama in 2008.

Perks

$500	100 Hay + Swag: Custom nēdl T-Shirt	
$2,500	500 Hay	
$25,000	5000 Hay	
$100,000	10,000 Hay	

FAQ



Company Name	nēdl

Logo	nēdl

Headline	We give everybody their own live call-in radio show with transcription and tips!

Hero Image	

Tags	AI, Media & entertainment, Audio, $1M+ raised, Coming soon, Creator Economy, Venture-backed, Startups, Creative tools

Pitch text	**Summary** • Content creation app & AI-powered search engine for live audio broadcast • Democratize audio and level the playing field for discovery • 1 of 12 startups in Google's inaugural Voice AI Accelerator • $1.6M raised to date • Backed by Sweet Capital, Backstage Capital, amongst others • Serial entrepreneur in live broadcast; creator of iHeartRadio's mobile app

Problem

Commercial radio stole our airwaves



In 1996, Broadcast Radio was deregulated and big corporations began monopolizing the public's airwaves. For the first time nationally, Radio no longer answered directly to its listeners–it answered to the stock market. This drove out variety, live radio shows, local programming, innovation, and replaced it with syndication and a national homogenization of the airwaves in an effort to drive down employee headcounts and increase profits.

The emergence of streaming music and growth of podcasting can be attributed to this, as artists and thought leaders were being locked out of the DJ booth and kept away from the microphone. But, these innovations still fell short of having access to the airwaves.

Solution

Find Voices. Be Heard. Make Hay.



Find Voices. Be Heard. Make Hay.
nēdl
as in, 'the haystack'
Drop-in and broadcast live with friends or solo
Find live conversations by the words they're saying
Make "Hay" with tips, comments, & cover charges.
1 Hay = $1 Dollar (USD)
The nēdl app lets any live audio creator start a live call-in radio show in seconds that transcribes, amplifies, and monetizes their words – as they speak.
nēdl

Inspired by President Obama's Farewell Address and the bubble-centric nature of social media algorithms, we created nēdl in 2017 to democratize access to information and the microphone itself.

nēdl is a live audio discovery and creation app. With the tap of a button, any nēdl user can start their own live call-in radio show in seconds that transcribes, amplifies, and monetizes their words as they speak. Our AI-powered search engine finds live audio (user-generated content) by the very words being spoken in real-time.

Product

Be Heard







Not 'Just An App'
APP
ANDROID APP ON Google play
Download on the App Store
KIMMIE Wants to Keep In Touch
Enter your phone number and get notified when kimmie goes live!
ENTER
amazon alexa
androidauto
1. Go On-air from the app
2. Without ever downloading the app, followers click on share link to listen live via the web and/or subscribe to get text message alerts.
3. Be heard instantly on over 150M Alexa devices and millions of Voice Activated Android Auto Devices
nēdl

nēdl users can share their custom web link such that anybody with the web can access their live stream – without ever downloading the app. Followers can even subscribe to get live text alerts whenever the user opens their mic – without ever downloading the app (we repeated that to make sure you got it!). :)

Since 2017, nēdl has been expanding accessibility to audio by transcribing live audio in real-time. Now, everybody is invited to the audio revolution.

Traction

Part of inaugural cohort of Google's Voice AI Accelerator



nē Earned Media
Forbes
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Entrepreneur
50 Most Daring Entrepreneurs of 2018
Elon Musk
nēdl
nēdl
VentureBeat
Google for Startups
2021
Inaugural Class Google Voice AI
built in
2020
Top 50 "Start-ups To Watch" In L.A.
THE WEBBY AWARDS
2019
Honoree
PILOT
NAVIGATING BROADCASTING'S FUTURE
2017
National Association of Broadcasters (NAB) Challenge Winner

Although our new beta app was released in December 2020 for iOS and April 2021 for Android, we've already received significant press attention from major media outlets such as Forbes and Entrepreneur Magazine.

nēdl is also one of only 12 startups to participate in Google's inaugural Voice AI Accelerator. We were named as one of Built in LA's 2020 "Top 50 Startups to Watch" and a winner of Pepperdine University's 2018 Most Fundable Companies contest (out of 2,500 startups). Kevin Mayer, the former TikTok CEO and Disney exec, also recently joined our Advisory Board; Google's Director of Research (the author of the definitive book on AI, *Artificial Intelligence A Modern Approach*) Peter Norvig is also advising us.

Additionally, nēdl received a U.S. patent for the real-time keyword search of live audio streams in November 2020. In May 2021, our patent was allowed in Korea, making us (to our knowledge) the only company in the world who can find live content on TV, Radio, live audio streams and on social media by the words being said in real-time.

Customers

Voices and Listeners

Radio has many use cases and users. We're focused on creating the best in class tools for broadcasters, podcasters, influencers, and new creators. By creating ways for Voices to be heard, even without our app, nēdl will become the preferred place to create the best live audio on the planet.



Business Model

Focused on supporting Voices

Creators and monetization are not an afterthought for nēdl. We've had monetization for broadcasters at our core from the beginning. Creators on nēdl can make Hay (1 Hay = $1) in three ways: tips, ticketed events, and comments.

Core to this principle of Voice-First, is that a Voice never has to 'ask for money.' So, let's go make some Hay!

Market

$44.1B global radio market

What the audio revolution represents is a referendum on how Radio has been run in the U.S. over the last 25 years. Radio no longer plays a prominent role in our culture. As a result, it has left a huge void; but even as Radio in the U.S. sagged to $17B in 2017, it

remains a $44.1B global behemoth.

nēdl makes it possible for On-air talent, Podcasters who once wished to have their own live radio show, and broadcasting beginners to have a 50,000 Watt programmable live broadcast radio station in their pockets. We expect to garner 5% of the Global Radio Market revenue in the next 10 years.

Competition
nēdl: audio for everybody

We started nēdl in 2017 (we know, right?) and today there are several new entrants in our market: Slack, Linkedin, Facebook, Twitter Spaces, Discord, and Clubhouse. However, nēdl is not in direct competition with Clubhouse. Their success has actually paved the way for nēdl's success.

The last 12-months has taught the world the following about Live Audio and what is required to make it work (for everyone) at scale:
- Real-time Moderation (Hate Speech and harassment)
- Discovery for live speech
- Control of the microphone
- Accessibility
- Monetization from the start
- Web Access to live streams without an app
- Ownership that is as diverse as the users

We know the market and to our knowledge, don't know any one company that checks all of these boxes like nēdl.

Vision
Democratize access to the microphone

nēdl is democratizing access to information and the microphone itself. Our patent and technology evens the playing field for anybody to be discovered. Short term, we'll reach a tipping point of broadcasters and become the premiere platform for audio creation and discovery. Long-term, we'll grab 5% of the global radio market by providing a superior platform for broadcasters to find an audience and be heard.

Investors
$1.6M raised to date

nēdl has raised $1M from Sweet Capital (Candy Crush Saga Fund), as well as additional funding from Backstage Capital, Quake Capital, Hatcher, Ken Hertz, Liz Heller, Rudy Gadre, and Unicorn Ventures.

Founders
Creator of iHeartRadio's original app

No stranger to the industry, nēdl is Ayinde's third live broadcast radio streaming venture. Most notably, his previous startup Thumb Radio became iHeartRadio's original mobile app.

Prior to that, Ayinde served as a Speechwriter, Staffer, and Advisor to Barack Obama during his 2008 presidential campaign.



Founding Team



Ayinde Alakoye
Chief Executive Officer
Created original
iheartradio App, Former
Speechwriter to Pres.
Obama

Jake Jiang
Chief Technology Officer
Full Stack Senior
Front/Backend Engineer

Advisory



Kevin Mayer
Former
Disney/ TikTok
CEO



Peter Norvig
Director of
Research, Google

Notable Investors To Date ($1,600,000)

nēdl

NAB — *Association*
KNIGHT FOUNDATION — *Foundation*
BACK$TAGE — *Venture Fund*
Matter. — *Venture Accelerator*
QUAKE — *Venture Accelerator*
Sweet Capital — *Venture Fund ($1M Lead)*

4

Team



| Ayinde O. Alakoye | Founder | Ayinde is the CEO of nēdl, an inventor, former Executive Board Member of the Developers Alliance, and creator of iheartradio's original app. Ayinde also served as a Speechwriter for Presidential Candidate Barack Obama in 2008. |

Perks

$250	nēdl T-shirt 5 Hay Credits
$1,000	nēdl T-shirt 50 Hay Credits
$5,000	nēdl T-shirt Early Access to Ticketed Events Feature 250 Hay Credits
$10,000	Two nēdl T-Shirts Early Access to New Features Verified Account 500 Hay Credits
$25,000	Above tier + Branded Shure Microphone
$50,000	Above tier + Your Name/ Company Name Pinned to Top of Search Results as "Search Results Brought to you by...,"

FAQ



Republic

Company Name	nēdl
Logo	nēdl
Headline	We give everybody their own live call-in radio show with transcription + tips
Hero Image	
Tags	AI, Media & entertainment, Audio, Creative tools, $1M+ raised, Coming soon, Creator Economy, Venture-backed, Startups
Pitch text	**Summary** • Content creation app & AI-powered search engine for live audio broadcast • Democratize audio and level the playing field for discovery • 1 of 12 startups in Google's inaugural Voice AI Accelerator • $1.6M raised to date • Backed by Sweet Capital, Backstage Capital, amongst others • Serial entrepreneur in live broadcast; creator of iHeartRadio's mobile app

Problem

Commercial radio stole our airwaves



In 1996, Broadcast Radio was deregulated and big corporations began monopolizing the public's airwaves. For the first time nationally, Radio no longer answered directly to its listeners–it answered to the stock market. This drove out variety, live radio shows, local programming, innovation, and replaced it with syndication and a national homogenization of the airwaves in an effort to drive down employee headcounts and increase profits.

The emergence of streaming music and growth of podcasting can be attributed to this, as artists and thought leaders were being locked out of the DJ booth and kept away from the microphone. But, these innovations still fell short of having access to the airwaves.

Solution

Find Voices. Be Heard. Make Hay.



Find Voices. Be Heard. Make Hay.
nēdl
as in, 'the haystack'
Drop-in and broadcast live with friends or solo
Find live conversations by the words they're saying
Make "Hay" with tips, comments, & cover charges.
1 Hay = $1 Dollar (USD)
The nēdl app lets any live audio creator start a live call-in radio show in seconds that transcribes, amplifies, and monetizes their words – as they speak.
nēdl

Inspired by President Obama's Farewell Address and the bubble-centric nature of social media algorithms, we created nēdl in 2017 to democratize access to information and the microphone itself.

nēdl is a live audio discovery and creation app. With the tap of a button, any nēdl user can start their own live call-in radio show in seconds that transcribes, amplifies, and monetizes their words as they speak. Our AI-powered search engine finds live audio (user-generated content) by the very words being spoken in real-time.

Product

Be Heard











Not 'Just An App'
APP
ANDROID APP ON Google play
Download on the App Store
KIMMIE
Kimmie Stream
GET ALERTS
KIMMIE Wants to Keep In Touch
Enter your phone number and get notified when kimmie goes live!
ENTER
amazon alexa
androidauto
1. Go On-air from the app
2. Without ever downloading the app, followers click on share link to listen live via the web and/or subscribe to get text message alerts.
3. Be heard instantly on over 150M Alexa devices and millions of Voice Activated Android Auto Devices
nēdl

nēdl users can share their custom web link such that anybody with the web can access their live stream – without ever downloading the app. Followers can even subscribe to get live text alerts whenever the user opens their mic – without ever downloading the app (we repeated that to make sure you got it!). :)

Since 2017, nēdl has been expanding accessibility to audio by transcribing live audio in real-time. Now, everybody is invited to the audio revolution.

Traction

Part of inaugural cohort of Google's Voice AI Accelerator



Earned Media
Forbes
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Entrepreneur
50
Elon Musk
nēdl
VentureBeat
Google for Startups
2021
Inaugural Class Google Voice AI
built in
2020
Top 50 "Start-ups To Watch" In L.A.
THE WEBBY AWARDS
2019
Honoree
PILOT
NAVIGATING BROADCASTING'S FUTURE
2017
National Association of Broadcasters (NAB) Challenge Winner

Although our new beta app was released in December 2020 for iOS and April 2021 for Android, we've already received significant press attention from major media outlets such as Forbes and Entrepreneur Magazine.

nēdl is also one of only 12 startups to participate in Google's inaugural Voice AI Accelerator. We were named as one of Built in LA's 2020 "Top 50 Startups to Watch" and a winner of Pepperdine University's 2018 Most Fundable Companies contest (out of 2,500 startups). Kevin Mayer, the former TikTok CEO and Disney exec, also recently joined our Advisory Board; Google's Director of Research (the author of the definitive book on AI, *Artificial Intelligence A Modern Approach*) Peter Norvig is also advising us.

Additionally, nēdl received a U.S. patent for the real-time keyword search of live audio streams in November 2020. In May 2021, our patent was allowed in Korea, making us (to our knowledge) the only company in the world who can find live content on TV, Radio, live audio streams and on social media by the words being said in real-time.

Customers

Voices and Listeners

Radio has many use cases and users. We're focused on creating the best in class tools for broadcasters, podcasters, influencers, and new creators. By creating ways for Voices to be heard, even without our app, nēdl will become the preferred place to create the best live audio on the planet.

5-Time Grammy Nominee

1 Billion+ YouTube Views

Business Model

Focused on supporting Voices

Creators and monetization are not an afterthought for nēdl. We've had monetization for broadcasters at our core from the beginning. Creators on nēdl can make Hay (1 Hay = $1) in three ways: tips, ticketed events, and comments.

Core to this principle of Voice-First, is that a Voice never has to 'ask for money.' So, let's go make some Hay!

Market

$44.1B global radio market

What the audio revolution represents is a referendum on how Radio has been run in the U.S. over the last 25 years. Radio no longer plays a prominent role in our culture. As a result, it has left a huge void; but even as Radio in the U.S. sagged to $17B in 2017, it

remains a $44.1B global behemoth.

nēdl makes it possible for On-air talent, Podcasters who once wished to have their own live radio show, and broadcasting beginners to have a 50,000 Watt programmable live broadcast radio station in their pockets. We expect to garner 5% of the Global Radio Market revenue in the next 10 years.

Competition

nēdl: audio for everybody

We started nēdl in 2017 (we know, right?) and today there are several new entrants in our market: Slack, LinkedIn, Facebook, Twitter Spaces, Discord, and Clubhouse. However, nēdl is not in direct competition with Clubhouse. Their success has actually paved the way for nēdl's success.

	nēdl	Clubhouse	Spotify	Twitter
MODERATION: Real-time On-the-Fly A.I.	✓ Yes	No	No	No
SEARCH: Real-time Keyword of Spoken Words	✓ Yes	No	No	No
CREATOR MONETIZATION	✓ Tipping ✓ Comments ✓ Ticketed Events ✓ Spoken Word RTB Ad System (TM)	Tipping	Tipping	Ticketed Events
BROADCAST OPTIONS/ STYLE	✓ One-to-Many Call-in Shows ✓ Group Broadcasts	Group Broadcasts	Group Broadcasts	Group Broadcasts
DISCOVERY	✓ Discover Audio via Keywords Spoken Live or in the Past	Network Only	Metadata	Network Only
RECORDINGS	✓ Yes (Available Via Subscription)	No	Yes	No
TRANSCRIPTIONS	✓ Yes (for: accessibility, purchase, context when joining late, and patented for moderation, advertising, real-time and asynchronous discovery)	No	No	Accessibility Only
DISTRIBUTION/ ALERTS	✓ Anyone on Web, Mobile, Alexa	App Only	App Only	Web, Mobile

The last 12 months have taught the world the following about Live Audio, and what is required to make it work (for everyone) at scale:
- Real-time Moderation (Hate Speech and harassment)
- Discovery for live speech
- Control of the microphone
- Accessibility
- Monetization from the start
- Web Access to live streams without an app
- Ownership that is as diverse as the users

We know the market and to our knowledge, don't know any one company that checks all of these boxes like nēdl.

Vision

Democratize access to the microphone

nēdl is democratizing access to information and the microphone itself. Our patent and technology evens the playing field for anybody to be discovered. Short term, we'll reach a tipping point of broadcasters and become the premiere platform for audio creation and discovery. Long-term, we'll grab 5% of the global radio market by providing a superior platform for broadcasters to find an audience and be heard.

Investors

$1.6M raised to date

nēdl has raised $1M from Sweet Capital (Candy Crush Saga Fund), as well as additional funding from Backstage Capital, Quake Capital, Hatcher, Ken Hertz, Liz Heller, Rudy Gadre, and Unicorn Ventures.

Founders

Creator of iHeartRadio's original app

No stranger to the industry, nēdl is Ayinde's third live broadcast radio streaming venture. Most notably, his previous startup Thumb Radio became iHeartRadio's original mobile app.

Prior to that, Ayinde served as a Speechwriter, Staffer, and Advisor to Barack Obama during his 2008 presidential campaign.

Team & Investors



Ayinde Alakoye
*Chief Executive Officer
Created original
iheartradio App, Former
Speechwriter to Pres.
Obama*



Dris Hammani
*Chief Technology Officer
Full-Stack Lead
Developer of Wipe and
former CTO at Faster*



Kevin Mayer
*Former
Disney/ TikTok
CEO*



Peter Norvig
*Director of
Research, Google*



Tracie Rotter
*SVP, Experian/
Former Partner
Google Ventures*

Notable Investors: Amount Raised To Date ($1,700,000)

NAB	KNIGHT FOUNDATION	BACKSTAGE	Google for Startups	Sweet Capital
Association	*Foundation*	*Venture Fund*	*Non-Dilutive*	*Venture Fund ($1M Lead)*

Team



Ayinde O. Alakoye	Founder	Ayinde is the CEO of nēdl, an inventor, former Executive Board Member of the Developers Alliance, and creator of iheartradio's original app. Ayinde also served as a Speechwriter for Presidential Candidate Barack Obama in 2008.

Perks

$250	nēdl T-shirt 5 Hay Credits
$1,000	nēdl T-shirt 50 Hay Credits
$5,000	nēdl T-shirt Early Access to Ticketed Events Feature 250 Hay Credits
$10,000	Two nēdl T-Shirts Early Access to New Features Verified Account 500 Hay Credits
$25,000	Above tier + Branded Shure Microphone
$50,000	Above tier + Your Name/ Company Name Pinned to Top of Search Results as "Search Results Brought to you by…,"

FAQ

Company Name	nēdl

Logo

nēdl

Headline

We give everybody their own live call-in radio show with transcription + tips

Hero Image



Tags

AI, Media & entertainment, Audio, Creative tools, $1M+ raised, Coming soon, Creator Economy, Venture-backed, Startups

Pitch text

Summary

- Backed by Google ($100K), Sweet Capital/King Games ($1M), Backstage Capital
- 1 of 12 startups selected for Google's inaugural Voice AI Accelerator
- Patented AI-powered keyword search engine for live audio streams
- Serial entrepreneur in live broadcast; creator of iHeartRadio's mobile app
- Democratizes audio discovery & levels playing field for content discovery
- Creation and monetization platform for content creators
- $1.7M raised to date (Sep 2021)

Problem

Commercial radio stole our airwaves



In 1996, Broadcast Radio was deregulated and big corporations began monopolizing the public's airwaves. For the first time nationally, Radio no longer answered directly to its listeners–it answered to the stock market. This drove out variety, live radio shows, local programming, innovation, and replaced it with syndication and a national homogenization of the airwaves in an effort to drive down employee headcounts and increase profits.

The emergence of streaming music and growth of podcasting can be attributed to this, as artists and thought leaders were being locked out of the DJ booth and kept away from the microphone. But, these innovations still fell short of having access to the airwaves.

Solution

Find Voices. Be Heard. Make Hay.


Find Voices. Be Heard. Make Hay.
nēdl
as in, 'the haystack'
Drop-in and broadcast live with friends or solo
Find live conversations by the words they're saying
Make "Hay" with tips, comments, & cover charges.
1 Hay = $1 Dollar (USD)
The nēdl app lets any live audio creator start a live call-in radio show in seconds that transcribes, amplifies, and monetizes their words – as they speak.
nēdl

Inspired by President Obama's Farewell Address and the bubble-centric nature of social media algorithms, we created nēdl in 2017 to democratize access to information and the microphone itself.

nēdl is a live audio discovery and creation app. With the tap of a button, any nēdl user can start their own live call-in radio show in seconds that transcribes, amplifies, and monetizes their words as they speak. Our AI-powered search engine finds live audio (user-generated content) by the very words being spoken in real-time.

Product

Be Heard


Not 'Just An App'
APP
ANDROID APP ON Google play
Download on the App Store
1. Go On-air from the app
2. Without ever downloading the app, followers click on share link to listen live via the web and/or subscribe to get text message alerts.
3. Be heard instantly on over 150M Alexa devices and millions of Voice Activated Android Auto Devices
amazon alexa
androidauto
nēdl

nēdl users can share their custom web link such that anybody with the web can access their live stream – without ever downloading the app. Followers can even subscribe to get live text alerts whenever the user opens their mic – without ever downloading the app (we repeated that to make sure you got it!). :)

Since 2017, nēdl has been expanding accessibility to audio by transcribing live audio in real-time. Now, everybody is invited to the audio revolution.

Traction

Part of inaugural cohort of Google's Voice AI Accelerator


Earned Media
Forbes
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Entrepreneur
Elon Musk
VentureBeat
Google for Startups
2021
Inaugural Class
Google Voice AI
built in
2020
Top 50 "Start-ups To Watch" In L.A.
THE WEBBY AWARDS
2019
Honoree
PILOT
NAVIGATING BROADCASTING'S FUTURE
2017
National Association of Broadcasters (NAB) Challenge Winner
nēdl

Although our new beta app was released in December 2020 for iOS and April 2021 for Android, we've already received significant press attention from major media outlets such as Forbes and Entrepreneur Magazine.

nēdl is also one of only 12 startups to participate in Google's inaugural Voice AI Accelerator. We were named as one of Built in LA's 2020 "Top 50 Startups to Watch" and a winner of Pepperdine University's 2018 Most Fundable Companies contest (out of 2,500 startups). Kevin Mayer, the former TikTok CEO and Disney exec, also recently joined our Advisory Board; Google's Director of Research (the author of the definitive book on AI, *Artificial Intelligence A Modern Approach*) Peter Norvig is also advising us.

Additionally, nēdl received a U.S. patent for the real-time keyword search of live audio streams in November 2020. In May 2021, our patent was allowed in Korea, making us (to our knowledge) the only company in the world who can find live content on TV, Radio, live audio streams and on social media by the words being said in real-time.

Customers

Voices and Listeners

Radio has many use cases and users. We're focused on creating the best in class tools for broadcasters, podcasters, influencers, and new creators. By creating ways for Voices to be heard, even without our app, nēdl will become the preferred place to create the best live audio on the planet.



Business Model

Focused on supporting Voices

Creators and monetization are not an afterthought for nēdl. We've had monetization for broadcasters at our core from the beginning. Creators on nēdl can make Hay (1 Hay = $1) in three ways: tips, ticketed events, and comments.

Core to this principle of Voice-First, is that a Voice never has to 'ask for money.' So, let's go make some Hay!

Market

$44.1B global radio market

What the audio revolution represents is a referendum on how Radio has been run in the U.S. over the last 25 years. Radio no longer plays a prominent role in our culture. As a result, it has left a huge void; but even as Radio in the U.S. sagged to $17B in 2017, it remains a $44.1B global behemoth.

nēdl makes it possible for On-air talent, Podcasters who once wished to have their own live radio show, and broadcasting beginners to have a 50,000 Watt programmable live broadcast radio station in their pockets. We expect to garner 5% of the Global Radio Market revenue in the next 10 years.

Competition

nēdl: audio for everybody

We started nēdl in 2017 (we know, right?) and today there are several new entrants in our market: Slack, LinkedIn, Facebook, Twitter Spaces, Discord, and Clubhouse. However, nēdl is not in direct competition with Clubhouse. Their success has actually paved the way for nēdl's success.

	nēdl	Clubhouse	Spotify	Twitter
MODERATION: Real-time On-the-Fly A.I.	✓ Yes	No	No	No
SEARCH: Real-time Keyword of Spoken Words	✓ Yes	No	No	No
CREATOR MONETIZATION	✓ Tipping ✓ Comments ✓ Ticketed Events ✓ Spoken Word RTB Ad System ™	Tipping	Tipping	Ticketed Events
BROADCAST OPTIONS/ STYLE	✓ One-to-Many Call-in Shows ✓ Group Broadcasts	Group Broadcasts	Group Broadcasts	Group Broadcasts
DISCOVERY	✓ Discover Audio via Keywords Spoken Live or in the Past	Network Only	Metadata	Network Only
RECORDINGS	✓ Yes (Available Via Subscription)	No	Yes	No
TRANSCRIPTIONS	✓ Yes (for: accessibility, purchase, context when joining late, and patented for moderation, advertising, real-time and asynchronous discovery)	No	No	Accessibility Only
DISTRIBUTION/ ALERTS	✓ Anyone on Web, Mobile, Alexa	App Only	App Only	Web, Mobile

The last 12 months have taught the world the following about Live Audio, and what is required to make it work (for everyone) at scale:

- Real-time Moderation (Hate Speech and harassment)

- Discovery for live speech

- Control of the microphone

- Accessibility

- Monetization from the start

- Web Access to live streams without an app

- Ownership that is as diverse as the users

We know the market and to our knowledge, don't know any one company that checks all of these boxes like nēdl.

Vision

Democratize access to the microphone

nēdl is democratizing access to information and the microphone itself. Our patent and technology evens the playing field for anybody to be discovered. Short term, we'll reach a tipping point of broadcasters and become the premiere platform for audio creation and discovery. Long-term, we'll grab 5% of the global radio market by providing a superior platform for broadcasters to find an audience and be heard.

Investors

$1.6M raised to date

nēdl has raised $1M from Sweet Capital (Candy Crush Saga Fund), as well as additional funding from Backstage Capital, Quake Capital, Hatcher, Ken Hertz, Liz Heller, Rudy Gadre, and Unicorn Ventures.

Founders

Creator of iHeartRadio's original app

No stranger to the industry, nēdl is Ayinde's third live broadcast radio streaming venture. Most notably, his previous startup Thumb Radio became iHeartRadio's original mobile app.

Prior to that, Ayinde served as a Speechwriter, Staffer, and Advisor to Barack Obama during his 2008 presidential campaign.







Team & Investors

Ayinde Alakoye
Chief Executive Officer
Created original iheartradio App, Former Speechwriter to Pres. Obama

Dris Hammani
Chief Technology Officer
Full-Stack Lead Developer of Wipe and former CTO at Faster

Kevin Mayer
Former Disney/ TikTok CEO

Peter Norvig
Director of Research, Google

Tracie Rotter
SVP, Experian/ Former Partner Google Ventures

Notable Investors: Amount Raised To Date ($1,700,000)







Association   Foundation   Venture Fund   Non-Dilutive   Venture Fund ($1M Lead)

Team



Ayinde O. Alakoye — Founder — Ayinde is the CEO of nēdl, an inventor, former Executive Board Member of the Developers Alliance, and creator of iheartradio's original app. Ayinde also served as a Speechwriter for Presidential Candidate Barack Obama in 2008.

Perks

$250	nēdl T-shirt 5 Hay Credits
$1,000	nēdl T-shirt 50 Hay Credits
$5,000	nēdl T-shirt Early Access to Ticketed Events Feature 250 Hay Credits
$10,000	Two nēdl T-Shirts Early Access to New Features Verified Account 500 Hay Credits
$25,000	Above tier + Branded Shure Microphone
$50,000	Above tier + Your Name/ Company Name Pinned to Top of Search Results as "Search Results Brought to you by...,"

FAQ



Republic

Company Name	nēdl
Logo	



Headline	We give everybody their own live call-in radio show with transcription + tips

Hero Image	

Tags	AI, Media & entertainment, Audio, Creative tools, $1M+ raised, Coming soon, Creator Economy, Venture-backed, Startups

Pitch text	

Summary

- Backed by Google ($100K), Sweet Capital/King Games ($1M), Backstage Capital
- 1 of 12 startups selected for Google's inaugural Voice AI Accelerator
- Patented AI-powered keyword search engine for live audio streams
- Serial entrepreneur in live broadcast; creator of iHeartRadio's mobile app
- Democratizes audio discovery & levels playing field for content discovery
- Creation and monetization platform for content creators
- $1.7M raised to date (Sep 2021)

Problem

Commercial radio stole our airwaves



In 1996, Broadcast Radio was deregulated and big corporations began monopolizing the public's airwaves. For the first time nationally, Radio no longer answered directly to its listeners–it answered to the stock market. This drove out variety, live radio shows, local programming, innovation, and replaced it with syndication and a national homogenization of the airwaves in an effort to drive down employee headcounts and increase profits.

The emergence of streaming music and growth of podcasting can be attributed to this, as artists and thought leaders were being locked out of the DJ booth and kept away from the microphone. But, these innovations still fell short of having access to the airwaves.

Solution

Find Voices. Be Heard. Make Hay.



nē
Find Voices. Be Heard. Make Hay.
nēdl
as in, 'the haystack'
Drop-in and broadcast
live with friends or solo
Find live conversations
by the words they're saying
Make "Hay" with tips,
comments, & cover charges.
1 Hay = $1 Dollar (USD)
The nēdl app lets any live audio creator start a live call-in
radio show in seconds that transcribes, amplifies, and
monetizes their words – as they speak.
nēdl

Inspired by President Obama's Farewell Address and the bubble-centric nature of social media algorithms, we created nēdl in 2017 to democratize access to information and the microphone itself.

nēdl is a live audio discovery and creation app. With the tap of a button, any nēdl user can start their own live call-in radio show in seconds that transcribes, amplifies, and monetizes their words as they speak. Our AI-powered search engine finds live audio (user-generated content) by the very words being spoken in real-time.

Product

Be Heard









nē
Not 'Just An App'
APP
ANDROID APP ON
Google play
Download on the
App Store
nē
nēdl
KIMMIE
Kimmie Stream
GET ALERTS
KIMMIE Wants to Keep In Touch
Enter your phone number and get notified
when kimmie goes live!
ENTER
amazon alexa
androidauto
1. Go On-air from the app
2. Without ever downloading
the app, followers click on
share link to listen live via
the web and/or subscribe
to get text message alerts.
3. Be heard instantly on over
150M Alexa devices and
millions of Voice Activated
Android Auto Devices
nēdl

nēdl users can share their custom web link such that anybody with the web can access their live stream – without ever downloading the app. Followers can even subscribe to get live text alerts whenever the user opens their mic – without ever downloading the app (we repeated that to make sure you got it!). :)

Since 2017, nēdl has been expanding accessibility to audio by transcribing live audio in real-time. Now, everybody is invited to the audio revolution.

Traction

Part of inaugural cohort of Google's Voice AI Accelerator



Earned Media
Forbes
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Entrepreneur
50 Most Daring Entrepreneurs of 2018
Elon Musk
nēdl
VentureBeat
Google for Startups
2021
Inaugural Class Google Voice AI
built in
2020
Top 50 "Start-ups To Watch" In L.A.
THE WEBBY AWARDS
2019
Honoree
PILOT
NAVIGATING BROADCASTING'S FUTURE
2017
National Association of Broadcasters (NAB) Challenge Winner

Although our new beta app was released in December 2020 for iOS and April 2021 for Android, we've already received significant press attention from major media outlets such as Forbes and Entrepreneur Magazine.

nēdl is also one of only 12 startups to participate in Google's inaugural Voice AI Accelerator. We were named as one of Built in LA's 2020 "Top 50 Startups to Watch" and a winner of Pepperdine University's 2018 Most Fundable Companies contest (out of 2,500 startups). Kevin Mayer, the former TikTok CEO and Disney exec, also recently joined our Advisory Board; Google's Director of Research (the author of the definitive book on AI, *Artificial Intelligence A Modern Approach*) Peter Norvig is also advising us.

Additionally, nēdl received a U.S. patent for the real-time keyword search of live audio streams in November 2020. In May 2021, our patent was allowed in Korea, making us (to our knowledge) the only company in the world who can find live content on TV, Radio, live audio streams and on social media by the words being said in real-time.

Customers

Voices and Listeners

Radio has many use cases and users. We're focused on creating the best in class tools for broadcasters, podcasters, influencers, and new creators. By creating ways for Voices to be heard, even without our app, nēdl will become the preferred place to create the best live audio on the planet.



Business Model

Focused on supporting Voices

Creators and monetization are not an afterthought for nēdl. We've had monetization for broadcasters at our core from the beginning. Creators on nēdl can make Hay (1 Hay = $1) in three ways: tips, ticketed events, and comments.

Core to this principle of Voice-First, is that a Voice never has to 'ask for money.' So, let's go make some Hay!

Market

$44.1B global radio market

What the audio revolution represents is a referendum on how Radio has been run in the U.S. over the last 25 years. Radio no longer plays a prominent role in our culture. As a result, it has left a huge void; but even as Radio in the U.S. sagged to $17B in 2017, it

remains a $44.1B global behemoth.

nēdl makes it possible for On-air talent, Podcasters who once wished to have their own live radio show, and broadcasting beginners to have a 50,000 Watt programmable live broadcast radio station in their pockets. We expect to garner 5% of the Global Radio Market revenue in the next 10 years.

Competition

nēdl: audio for everybody

We started nēdl in 2017 (we know, right?) and today there are several new entrants in our market: Slack, LinkedIn, Facebook, Twitter Spaces, Discord, and Clubhouse. However, nēdl is not in direct competition with Clubhouse. Their success has actually paved the way for nēdl's success.

	nēdl	Clubhouse	Spotify	Twitter
MODERATION: Real-time On-the-Fly A.I.	✓ Yes	No	No	No
SEARCH: Real-time Keyword of Spoken Words	✓ Yes	No	No	No
CREATOR MONETIZATION	✓ Tipping ✓ Comments ✓ Ticketed Events ✓ Spoken Word RTB Ad System ™	Tipping	Tipping	Ticketed Events
BROADCAST OPTIONS/ STYLE	✓ One-to-Many Call-in Shows ✓ Group Broadcasts	Group Broadcasts	Group Broadcasts	Group Broadcasts
DISCOVERY	✓ Discover Audio via Keywords Spoken Live or in the Past	Network Only	Metadata	Network Only
RECORDINGS	✓ Yes (Available Via Subscription)	No	Yes	No
TRANSCRIPTIONS	✓ Yes (for: accessibility, purchase, context when joining late, and patented for moderation, advertising, real-time and asynchronous discovery)	No	No	Accessibility Only
DISTRIBUTION/ ALERTS	✓ Anyone on Web, Mobile, Alexa	App Only	App Only	Web, Mobile

The last 12 months have taught the world the following about Live Audio, and what is required to make it work (for everyone) at scale:
- Real-time Moderation (Hate Speech and harassment)
- Discovery for live speech
- Control of the microphone
- Accessibility
- Monetization from the start
- Web Access to live streams without an app
- Ownership that is as diverse as the users

We know the market and to our knowledge, don't know any one company that checks all of these boxes like nēdl.

Vision

Democratize access to the microphone

nēdl is democratizing access to information and the microphone itself. Our patent and technology evens the playing field for anybody to be discovered. Short term, we'll reach a tipping point of broadcasters and become the premiere platform for audio creation and discovery. Long-term, we'll grab 5% of the global radio market by providing a superior platform for broadcasters to find an audience and be heard.

Investors

$1.6M raised to date

nēdl has raised $1M from Sweet Capital (Candy Crush Saga Fund), as well as additional funding from Backstage Capital, Quake Capital, Hatcher, Ken Hertz, Liz Heller, Rudy Gadre, and Unicorn Ventures.

Founders

Creator of iHeartRadio's original app

No stranger to the industry, nēdl is Ayinde's third live broadcast radio streaming venture. Most notably, his previous startup Thumb Radio became iHeartRadio's original mobile app.

Prior to that, Ayinde served as a Speechwriter, Staffer, and Advisor to Barack Obama during his 2008 presidential campaign.










Team

	Ayinde O. Alakoye	Founder	Ayinde is the CEO of nēdl, an inventor, former Executive Board Member of the Developers Alliance, and creator of iheartradio's original app. Ayinde also served as a Speechwriter for Presidential Candidate Barack Obama in 2008.

Perks

$250	nēdl T-shirt 5 Hay Credits
$1,000	nēdl T-shirt 50 Hay Credits
$5,000	nēdl T-shirt Early Access to Ticketed Events Feature 250 Hay Credits
$10,000	Two nēdl T-Shirts Early Access to New Features Verified Account 500 Hay Credits
$25,000	Above tier + Branded Shure Microphone
$50,000	Above tier + Your Name/ Company Name Pinned to Top of Search Results as "Search Results Brought to you by…,"

FAQ